Exhibit 99.1

MEDIA RELEASE

CENTOGENE and Twist Bioscience to Develop Advanced Sequencing Tools to Make Genetic Testing Rapidly Accessible for More Patients With Rare Diseases

Combining Expertise to Advance Precision Medicine, While Enabling a More Efficient and Timely Diagnosis of Rare Diseases Around the World

CAMBRIDGE, Mass. and ROSTOCK and BERLIN, Germany and SOUTH SAN FRANCISCO, Cal. - October 6, 2021 (GLOBE NEWSWIRE) - Centogene N.V. (Nasdaq: CNTG), a commercial-stage Company focused on generating data-driven insights to diagnose, understand, and treat rare diseases, and Twist Bioscience Corporation (Nasdaq: TWST), a Company enabling customers to succeed through its offering of high-quality synthetic DNA using its silicon platform, announced today that they have signed a contract to collaborate on the development and commercialization of custom assay kits for rare diseases. The resulting products will be designed to make genetic testing more accessible to patients and further drive the understanding of rare diseases. Financial details were not disclosed.

“We are excited to be working together with Twist as we seek to enable the most timely diagnosis for rare disease patients around the world,” said Andrin Oswald, M.D., Chief Executive Officer at CENTOGENE. “Not only will this help to provide patients with quicker and more comprehensive answers today, but it will generate insights to advance the precision medicine of tomorrow.”

The product offering will combine CENTOGENE’s rare disease diagnostic expertise powered by the world’s largest Bio/Databank of its kind with Twist Bioscience’s library preparation and target enrichment capabilities to deliver multiple assays for rare disease diagnosis and analysis. The aim is to increase genetic testing options for the one in 15 individuals that are diagnosed with a rare disease each year. Additionally, the insights generated through these products will augment the Bio/Databank on rare diseases and may contribute to the discovery and development of novel therapeutics to treat rare diseases in the future.

“Twist continues to deliver science-driven tools to enable the accurate identification of rare diseases,” said Emily M. Leproust, Ph.D., CEO and Co-Founder of Twist Bioscience. “We look forward to combining our robust NGS tools with CENTOGENE’s rare disease insights to truly deliver advanced solutions for research professionals globally.”

This agreement represents another significant step forward for CENTOGENE’s mission to drive novel insights and enable the cure of 100 rare diseases within the next 10 years. To learn more, visit: https://www.centogene.com/virtual-investor-event

About Twist Bioscience Corporation

Twist Bioscience is a leading and rapidly growing synthetic biology and genomics company that has developed a disruptive DNA synthesis platform to industrialize the engineering of biology. The core of the platform is a proprietary technology that pioneers a new method of manufacturing synthetic DNA by “writing” DNA on a silicon chip. Twist is leveraging its unique technology to manufacture a broad range of synthetic DNA-based products, including synthetic genes, tools for next-generation sequencing (NGS) preparation, and antibody libraries for drug discovery and development. Twist is also pursuing longer-term opportunities in digital data storage in DNA and biologics drug discovery. Twist makes products for use across many industries including healthcare, industrial chemicals, agriculture and academic research.

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About CENTOGENE

CENTOGENE engages in diagnosis and research around rare diseases transforming real-world clinical, genetic, and multiomic data to diagnose, understand, and treat rare diseases. Our goal is to bring rationality to treatment decisions and to accelerate the development of new orphan drugs by using our extensive rare disease knowledge and data. CENTOGENE has developed a global proprietary rare disease platform based on our real-world data repository with over 3.9 billion weighted data points from approximately 600,000 patients representing over 120 different countries.

The Company’s platform includes epidemiologic, phenotypic, and genetic data that reflects a global population, as well as a biobank of patients’ blood samples and cell cultures. CENTOGENE believes this represents the only platform focused on comprehensive analysis of multi-level data to improve the understanding of rare hereditary diseases. It allows for better identification and stratification of patients and their underlying diseases to enable and accelerate discovery, development, and access to orphan drugs. As of December 31, 2020, the Company collaborated with over 30 pharmaceutical partners.

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Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature, including but not limited to statements relating to the collaboration between CENTOGENE and Twist are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project,” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” and “may,” are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties, and other important factors that may cause CENTOGENE’s or Twist’s actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. Such risks and uncertainties relating to CENTOGENE include, among others, negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, the effects of the COVID-19 pandemic on its business and results of operations, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in its industry, the expense and uncertainty of regulatory approval, including from the U.S. Food and Drug Administration, its reliance on third parties and collaboration partners, including its ability to manage growth and enter into new client relationships, its dependency on the rare disease industry, its ability to manage international expansion, its reliance on key personnel, its reliance on intellectual property protection, fluctuations of its operating results due to the effect of exchange rates, or other factors. Such risks and uncertainties relating to Twist include, among others, the risks and uncertainties of the duration, extent and impact of the COVID-19 pandemic, including any reductions in demand for its products (or deferred or canceled orders) globally or in certain regions; the ability to attract new customers and retain and grow sales from existing customers; risks and uncertainties of rapidly changing technologies and extensive competition in synthetic biology could make the products Twist is developing obsolete or non-competitive; uncertainties of the retention of a significant customer; supply chain and other disruptions caused by the COVID-19 pandemic or otherwise; risks of third party claims alleging infringement of patents and proprietary rights or seeking to invalidate Twist’s patents or proprietary rights; and the risk that Twist’s proprietary rights may be insufficient to protect its technologies. For further information on the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to CENTOGENE’s business and Twist’s business in general, see CENTOGENE’s risk factors set forth in CENTOGENE’s Form 20-F filed on April 15, 2021, with the Securities and Exchange Commission (the “SEC”) and see Twist’s risk factors set forth in Twist’s Quarterly Report on Form 10-Q filed with the SEC on August 9, 2021, respectively, and any subsequent filings by CENTOGENE or Twist with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, each of CENTOGENE and Twist specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Media Contact:

CENTOGENE

Ben Legg

Corporate Communications

Ben.Legg@centogene.com

Lennart Streibel

Investor Relations

Investor.Relations@centogene.com

FTI Consulting
Robert Stanislaro
robert.stanislaro@fticonsulting.com

Rachel Kleiman
rachel.kleiman@fticonsulting.com

Twist Bioscience

Angela Bitting

abitting@twistbioscience.com